Exhibit 99.2

Hydrogenics Corporation

Third Quarter 2008 Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Hydrogenics Corporation

Basis of Presentation
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) covers our interim consolidated financial statements for the three and nine months ended September 30, 2008 and updates our MD&A for fiscal 2007. The information contained herein should be read in conjunction with the Consolidated Financial Statements and Auditors’ Report for fiscal 2007. The Corporation’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial information. Unless the context otherwise requires, all references to “Corporation,” “Hydrogenics,” “our”, “us” and “we” refer to Hydrogenics Corporation and its subsidiaries. Additional information regarding the Corporation, including the Corporation’s Annual Information Form, which is also contained in our annual report on Form 40F, is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. This MD&A is dated November 4, 2008 and all amounts herein are denominated in U.S. dollars, unless otherwise stated.
Forward-looking Statements and Risk Factors
This MD&A contains forward-looking statements about our achievements, future results, goals, levels of activity, performance, and other future events. We believe the expectations reflected in our forward-looking statements are reasonable, although we cannot guarantee achievements, future results, levels of activity, performance, or other future events.
In some cases, you can identify these forward-looking statements by our use of words such as “anticipates”, “believes”, “continue”, “could”, “estimates”, “expects”, “intends”, “seeks”, “may”, “plans”, “potential”, “predicts”, “should”, “strategy”, or “will”, or the negative or other variations of these words, or other comparable words or phrases. These forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perceptions of historical trends, current conditions, expected future developments and other factors that we believe are appropriate in the circumstances. We assume we will be able to raise additional financing as needed, and that this, as well as other assumptions, may not materialize. These forward-looking statements involve risks, uncertainties and other factors that may cause our results to differ materially from those anticipated in our forward-looking statements.
These risks, uncertainties and other factors may be significant. They include risks related to our ability to raise additional capital, to pursue commercialization, liquidity, operating results revenue growth, industry, technology and products, as well as other factors discussed in our Base Shelf Prospectus dated September 23, 2008 (“2008 Prospectus”), Annual Information Form and elsewhere in this MD&A. These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in our forward-looking statements. You should not place undue reliance on forward-looking statements. Readers are encouraged to read the section entitled: “Forward-Looking Statements” in our 2008 Prospectus and the section entitled “Risks Factors” in the Management’s Discussion and Analysis portion of our 2007 Annual Report for a discussion of the factors that could affect our future performance. We are under no duty to update any of our forward-looking statements, other than as required by law.
Financial Overview
Revenues for the three and nine months ended September 30, 2008 were $11.0 million and $30.5 million, respectively, compared to $10.6 million and $26.9 million for the corresponding periods in 2007. These changes are primarily attributable to increased revenues from each of our OnSite Generation and Power Systems business units, partially offset by decreased revenues in our Test Systems business unit as a result of our decision to wind up our fuel cell test products design, development and manufacturing business, as well as decreased revenues from the provision of testing services during 2008. Excluding Test Systems, revenues for the three and nine months ended September 30, 2008 increased 53% and 59% compared to the corresponding periods in 2007.
Net loss for the three months ended September 30, 2008 was $3.7 million, or ($0.04) per share, compared to $6.5 million, or ($0.07) per share, for the corresponding period in 2007. Net loss for the nine months ended September 30, 2008 was $12.4 million, or ($0.13) per share, compared to $18.6 million, or ($0.20) per share, for the corresponding period in 2007. The decrease in our net loss during the three and nine months ended September 30, 2008 is the result of increased revenues and gross margins combined with decreased selling, general and administrative expenses (“SG&A”) and decreased research and product development costs (“R&D”) partially offset by lower interest income and lower foreign exchange gains.

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Cash used in operations and capital expenditures for the three months ended September 30, 2008 was $6.8 million compared to $6.0 million for the same period in 2007. This 13% increase is attributed to an increase in non-cash working capital requirements; primarily as a result of the partial delivery of one order for which a $4.2 million prepayment was received during the first quarter of 2008; offset by decreased capital expenditures.
Cash used in operations and capital expenditures for the nine months ended September 30, 2008 was $7.2 million compared to $22.2 million for the same period in 2007. This decrease is attributed to: (i) a $9.8 million decrease in non-cash working capital; (ii) a $4.6 million decrease in net loss from operations; and (iii) a $0.6 million decrease in capital expenditures.
Critical Accounting Estimates
Our interim consolidated financial statements are prepared in accordance with Canadian GAAP, which require us to make estimates and assumptions that affect the amounts reported in our interim consolidated financial statements. We have identified several policies as critical to our business operations and essential for an understanding of our results of operations. The application of these and other accounting policies are described in note 2 of our 2007 annual consolidated financial statements. We believe there have been no significant changes in our critical accounting estimates from what was previously disclosed in our MD&A for the year ended December 31, 2007. These policies are incorporated herein by reference. Preparation of our interim consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the interim consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could vary significantly from those estimates.
Recently Issued Accounting Standards
Our accounting policies used to prepare our interim consolidated financial statements for the three months ended September 30, 2008 are unchanged from those disclosed in our 2007 annual consolidated financial statements, except that they include the adoption of the standards noted below.
(i) Canadian Standards
The Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Section 1535, “Capital Disclosures,” Section 3862 “Financial Instruments — Disclosures,” and Section 3863, “Financial Instruments — Presentation.” Section 1535 establishes disclosure requirements about an entity’s capital and how it is managed. The purpose is to enable users of the financial statements to evaluate objectives, policies and processes for managing capital. Sections 3862 and 3863 replaced Section 3861, “Financial Instruments — Disclosure and Presentation,” revising and enhancing disclosure requirements while carrying forward its presentation requirements. These new sections place increased emphasis on disclosure about the nature and extent of risks arising from financial instruments and how the entity manages those risks. These sections apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. We have adopted this new guidance effective January 1, 2008. While the adoption of these standards impacted disclosures provided, adoption of these standards did not have a material impact on our consolidated financial position, results of operations or cash flows.
In May 2007, the CICA issued Handbook Section 3031, “Inventories,” which replaced the existing Section 3030 “Inventories.” The standard introduced changes to the measurement and disclosure of inventory and converges with international accounting standards. This standard is effective for interim and annual periods related to fiscal years beginning on or after January 1, 2008 with earlier application encouraged. We adopted this new guidance effective January 1, 2008. This standard did not have a material impact on our consolidated financial position, results of operations or cash flows.
In May 2007, the Accounting Standards Board (“AcSB”) amended Section 1400, General Standards of Financial Statement Presentation, to change the guidance related to management’s responsibility to assess the ability of the entity to continue as a going concern. Management is required to make an assessment of an entity’s ability to continue as a going concern and should take into account all available information about the future, which is at least,

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but is not limited to, 12 months from the balance sheet dates. Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern. The Corporation adopted this new guidance effective January 1, 2008. While these standards impacted disclosure provided by the Corporation, adoption of this standard did not have a material impact on its financial position, results of operations or cash flows.
In January 2008, the CICA issued CICA Emerging Issues Committee (‘‘EIC’’) EIC-169 ‘‘Embedded Foreign Currency Derivatives’’ (‘‘EIC-169’’). Guidance in EIC-169 should be applied retrospectively to embedded foreign currency derivatives in host contracts that are not financial instruments accounted for in accordance with Section 3855 in financial statements issued for interim and annual periods ending on or after March 15, 2008. This new EIC assists in the interpretation of the phrase ‘‘routinely denominated’’ as used in Section 3855 and also assists in determining which factors can be used to determine whether a contract for the purchase or sale of a non-financial item such as a commodity, is routinely denominated in a particular currency in commercial transactions around the world. We adopted this standard effective January 1, 2008. The adoption of this standard did not have a material impact on our consolidated financial position, results of operations or cash flows.
(ii) US Standards
In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 establishes a framework for measuring the fair value of assets and liabilities. This framework is intended to provide increased consistency in how fair value determinations are made under various existing accounting standards that permit, or in some cases require, estimates of fair market value. SFAS 157 also expands financial statement disclosure requirements about a company’s use of fair value measurements, including the effect of such measures on earnings. This standard is effective for fiscal years beginning after November 15, 2007. We have adopted this new guidance effective January 1, 2008. Adoption of this standard did not impact our consolidated financial position, results of operations or cash flows. For non-financial assets and non-financial liabilities, the standard is effective for financial statements issued for fiscal years beginning after November 15, 2008. We plan to adopt this guidance effective January 1, 2009. We are currently assessing the effect that this standard may have on our results of operations and consolidated financial position.
In February 2007, FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 is expected to expand the use of fair value accounting but does not affect existing standards, which require certain assets or liabilities to be carried at fair value. The objective of SFAS 159 is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS 159, a company may choose, at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159, for financial assets and financial liabilities, is effective for financial statements issued for fiscal years beginning after November 15, 2007. We have adopted this new guidance effective January 1, 2008. This standard did not have a material impact on our consolidated financial position, results of operations or cash flows.
New Accounting Standards
The following changes will be adopted in the future.
(i) Canadian Standards
In February 2008, the CICA issued Handbook Section 3064 “Goodwill and Intangible Assets,” which replaced the existing Sections 3062 “Goodwill and Other Intangible Assets” and 3450 “Research and Development Costs.” The new standard introduced changes to recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets are equivalent to the corresponding provisions of International Financial Reporting Standard IAS 38, “Intangible Assets.” The new standard also provides guidance for the recognition of internally developed intangible assets, including assets developed from

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research and development activities, ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed. Section 3064 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008 with earlier adoption encouraged. We anticipate adopting this new guidance effective January 1, 2009. We are currently assessing the effect that this standard may have on our results of operations and consolidated financial position.
(ii) Convergence With International Financial Reporting Standards
In February 2008, the Canadian Accounting Standards Board confirmed that the use of International Financial Reporting Standards (“IFRS”) will be required for fiscal years beginning on or after January 1, 2011 for publicly accountable profit-oriented enterprises. IFRS will replace Canada’s current generally accepted accounting principles. Companies will be required to provide comparative IFRS information for the previous fiscal year. The Corporation is currently evaluating the impact of their adoption on its consolidated financial statements. Canadian GAAP will be converged with IFRS through a combination of two methods: as current joint-convergence projects of the United States’ FASB and the International Accounting Standards Board are agreed upon, they will be adopted by Canada’s Accounting Standards Board and may be introduced in Canada before the complete changeover to IFRS; and standards not subject to a joint-convergence project will be exposed in an omnibus manner for introduction at the time of the complete changeover to IFRS. We are in the early stages of assessing the impact of IFRS on our disclosures, results of operations and consolidated financial position.
(ii) US Standards
In December 2007, the FASB issued Statement SFAS No. 141 (revised 2007), “Business Combinations,” which replaces SFAS No 141. The standard retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in the purchase accounting. It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development at fair value, and requires the expensing of acquisition-related costs as incurred. SFAS No. 141R is effective for us beginning January 1, 2009 and will apply prospectively to business combinations completed on or after that date.
Internal Control Over Financial Reporting
No changes were made in our internal control over financial reporting during the interim periods ended September 30, 2008, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Results of Operations
Revenues for the three and nine months ended September 30, 2008 were $11.0 million and $30.5 million, respectively, compared to $10.6 million and $26.9 million for the corresponding periods in 2007. These changes are attributable to increased revenues from each of our OnSite Generation and Power Systems business units, partially offset by decreased revenues in our Test Systems business unit.

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Hydrogenics Corporation

Excluding Test Systems revenues, revenues for the three and nine months ended September 30, 2008 increased 53% and 59% compared to the corresponding periods in 2007. The following table provides a breakdown of our revenues for the reported periods (in thousands of dollars):

	Three months ended		Nine months ended
	September 30		September 30
	2008	2007	2008	2007

OnSite Generation	$9,224	$6,162	$23,134	$13,304
Power Systems	1,760	1,010	4,862	4,286

	10,984	7,172	27,996	17,590
Test Systems	—	3,452	2,489	9,349

	$10,984	$10,624	$30,485	$26,939

•	OnSite Generation’s revenues for the three and nine months ended September 30, 2008 increased by $3.1 million and $9.8 million respectively, as compared to the three and nine months ended September 30, 2007 primarily as a result of increased product demand combined with operational improvements. Revenues for the three and nine months ended September 30, 2008 consisted of sales of electrolyzer products to customers in industrial markets as well as fueling and renewable hydrogen applications. As at September 30, 2008, we had $18.5 million of confirmed orders for OnSite Generation products and services, approximately one-half of which are anticipated to be delivered and recognized as revenue in 2008.

•	Power Systems’ revenues for the three and nine months ended September 30, 2008 increased by $0.8 million and $0.6 million, respectively, as compared to the three and nine months ended September 30, 2007. These increases are primarily the result of the delivery of fewer pre-commercial projects offset by increased revenues from early adopting markets including fuel cell hybrid buses, DC backup power markets, light mobility markets, compared to the corresponding periods in 2007. As at September 30, 2008, we had $7.7 million of confirmed orders for Power Systems’ products and services, approximately one-third of which are anticipated to be delivered and recognized as revenue in 2008.

•	Test Systems’ revenues for the three and nine months ended September 30, 2008 decreased by $3.5 million and $9.3 million respectively, as a result of our decision announced during the fourth quarter of 2007 to wind up our test equipment business. Test Systems’ revenues for the nine months ended September 30, 2008 relates to deliveries and execution of contract deliverables for orders received prior to this decision being taken. The decrease in Test Services’ revenues during the nine months ended September 30, 2008 is attributed to a decrease in testing services provided to one customer. We no longer provide testing services to this customer as of the third quarter of 2008. As at September 30, 2008, we had no further confirmed orders for Test Systems’ products and services.
Cost of revenues for the three months ended September 30, 2008 was $9.5 million, a decrease of less than $0.1 million from the third quarter of 2007. Revenues less cost of revenues for the three and nine months ended September 30, 2008 were $1.5 million (13.5% of revenues) and $5.3 million (17.5% of revenues) respectively, compared to $1.1 million (10.2% of revenues) and $3.0 million (11.0% of revenues) for the corresponding periods in 2007. These improvements can primarily be attributed to improved gross margins in our OnSite Generation business unit resulting from operational efficiencies as well as quality improvements and improved product performance resulting in reduced warranty costs. Additional cost of revenues commentary regarding each business unit is provided as follows:
•	OnSite Generation’s cost of revenues for the three and nine months ended September 30, 2007 was $7.6 million and $18.5 million, respectively. Revenues less cost of revenues for the three and nine months ended September 30, 2008 were $1.6 million (17.1% of revenues) and $4.7 million (20.2% of revenues) respectively, compared to $0.9 million (12.8% of revenues) and $0.4 million (2.9% of revenues) for the corresponding periods in 2007. These improvements for the three and nine months ended September 30, 2008 are primarily the result of operational improvements noted above as well as increased overhead absorption as a result of increased revenues.

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Hydrogenics Corporation

•	Power Systems’ cost of revenues for the three and nine months ended September 30, 2008 was $1.9 million and $4.5 million, respectively. Revenues less cost of revenues for the three and nine months ended September 30, 2008 were negative $0.1 million (negative 5.3% of revenues) and $0.1 million (2.5% of revenues) respectively, compared to negative $0.4 million (negative 10.7% of revenues) and $0.5 million (10.8% of revenues) for the corresponding periods in 2007. These increases in cost of sales can be attributed to a higher proportion of revenues from early adopting markets including DC backup power markets and light mobility markets, which generally have a lower margin as we aim to replace incumbent technologies in these markets. We are currently pursuing more aggressive technical, manufacturing and procurement strategies to further reduce costs while enhancing product performance.

•	Test Systems’ cost of revenues for the three and nine months ended September 30, 2008 were $nil and $1.9 million, respectively. Revenues less cost of revenues for the three and nine months ended September 30, 2008 were $nil (0% of revenues) and $0.6 million (21.0% of revenues) respectively, compared to $0.6 million (19.9% of revenues) and $2.1 million (22.5% of revenues) for the corresponding periods in 2007. These changes are primarily attributed to our decision announced during the fourth quarter of 2007 to wind up our test equipment business as well as a decrease in testing services provided to one customer.
Selling, general and administrative (“SG&A”) expenses were $2.8 million for the three months ended September 30, 2008, a decrease of $2.4 million or 46% compared to the third quarter of 2007. The decrease for the third quarter of 2008, compared with the third quarter of 2007, reflects: (i) $0.5 million of decreased costs associated with deferred compensation arrangements indexed to our share price; (ii) the results of our streamlining and cost reduction initiative undertaken in the fourth quarter of 2007; offset by (iii) costs incurred associated with our base shelf prospectus filed in September 2008.
For the nine months ended September 30, 2008, SG&A expenses were $12.2 million, a decrease of $4.9 million or 29% compared to the nine months ended September 30, 2007. This decrease reflects: (i) the absence of $2.1 million of severance charges incurred during the first quarter of 2007 relating to streamlining initiatives; and (ii) the results of our streamlining and cost reduction initiative undertaken during 2007, partially offset by: (i) $0.2 million of costs associated with deferred compensation arrangements indexed to our share price; and (ii) $0.8 million of higher costs as a result of the weakening of the US dollar relative to both the Canadian dollar and the euro compared to the corresponding period of 2007.
Research and product development expenses for the three months ended September 30, 2008 were $2.1 million, a decrease of $0.9 million or 31%, compared to the same period of 2007 and primarily reflects lower research and product development spending as a result of our focus on developing standard products for multiple market applications in both our OnSite Generation and Power Systems business units.
For the nine months ended September 30, 2008, research and product development expenses were $5.6 million, a decrease of $2.1 million or 27%, compared to the same period of 2007 and reflects lower research and product development spending noted above combined with a higher recovery of these expenses through research and product development funding as a result of the partial deployment of Class 1 forklifts for long-term customer testing.
Amortization of property, plant and equipment was $0.2 million and $0.7 million for the three months and nine months ended September 30, 2008, consistent with the corresponding periods in 2007.
Amortization of intangible assets was $0.1 million and $0.2 million for the three and nine months ended September 30, 2008, consistent with the corresponding periods in 2007.
Provincial capital tax recovery was $nil and $0.2 million for the three and nine months ended September 30, 2008, compared to charges of $0.2 million for the three and nine months ended September 30, 2007. These changes are primarily related to estimates of provincial capital taxes payable and are partially dependent on the eligibility of certain short-term investments being deducted from net assets to arrive at our tax base for capital tax purposes.
Interest, net was $0.2 million for the three months ended September 30, 2008, a decrease of $0.3 million or 66% compared to the third quarter of 2007. For the nine months ended September 30, 2008, interest, net was $0.8 million, a decrease of $1.1 million or 60% compared to the same period of 2007, the result of a decrease in cash and cash equivalents and short-term investments on hand combined with lower yields on underlying investments.

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Foreign currency losses for the three months ended September 30, 2008 were $0.1 million, compared to foreign currency gains of $0.7 million for the three months ended September 30, 2007. These decreases are primarily the result of a decrease in the value of the euro relative to the U.S. dollar during the three months ended September 30, 2008, whereas such a decrease did not occur in the third quarter of 2007.
Income tax expense for the three and nine months ended September 30, 2008 was $0.1 million, an increase of $0.1 million compared to the three and nine months ended September 30, 2007. These provisions are primarily related to estimates of income taxes payable in foreign jurisdictions.
Net loss for the three months ended September 30, 2008 was $3.7 million compared to $6.5 million in the three months ended September 30, 2007. Net loss for the three months ended September 30, 2008 by business segment was as follows: Power Systems $2.8 million; Corporate & Other $1.5 million; Test Systems $0.2 million; partially offset by $0.8 million of net income in the OnSite Generation business segment. Additional net loss commentary for the three months ended September 30, 2008 is as follows:
•	OnSite Generation generated net income of $0.8 million for the three months ended September 30, 2008 compared to a net loss of $0.7 million for the three months ended September 30, 2007. This improvement is primarily attributed to increased revenues and gross margins.

•	Power Systems incurred a net loss for the three months ended September 30, 2008 of $2.8 million compared to a net loss of $3.8 million for the three months ended September 30, 2007. This improvement can be attributed to: (i) increased gross margins of $0.3 million; (ii) decreased SG&A expenses of $0.4 million; and (iii) decreased research and product development expenditures of $0.3 million.

•	Test Systems incurred a net loss of $0.2 million for the three months ended September 30, 2008, compared to net income of less than $0.1 million for the three months ended September 30, 2007. This result is primarily related to the decision to wind up our test equipment business.

•	Corporate & Other incurred a net loss of $1.5 million for the three months ended September 30, 2008 compared to a net loss of $2.1 million for the three months ended September 30, 2007. This $0.6 million decrease in net loss is primarily attributed to: (i) $1.0 million of reduced operating costs as a result of streamlining initiatives undertaken during 2007; (ii) $0.5 million of cost savings associated with deferred compensation arrangements indexed to share price; (iii) $0.2 million of reduced provincial capital tax expense and other items; partially offset by (i) a $0.8 million decrease in foreign currency gains; (ii) $0.3 million of reduced interest income compared to the corresponding period of 2007.
For the nine months ended September 30, 2008, net loss was $12.4 million, compared to $18.6 million for the comparable period in 2007. Net loss for the nine months ended September 30, 2008 by business segment was as follows: Power Systems $7.6 million; Corporate & Other $5.5 million; Test Systems $0.5 million; partially offset by $1.2 million of net income in the OnSite Generation business segment. Further net loss commentary for the nine months ended September 30, 2008 regarding each business segment is as follows:
•	OnSite Generation generated net income of $1.2 million for the nine months ended September 30, 2008 compared to a net loss of $3.9 million for the nine months ended September 30, 2007. This improvement is primarily attributed to higher revenues and gross margins resulting from operational improvements.

•	Power Systems incurred a net loss for the nine months ended September 30, 2008 of $7.6 million, compared to a net loss of $10.4 million in the nine months ended September 30, 2007. This decrease is primarily attributable to: (i) the absence of the majority of the $2.1 million severance charges incurred in the first quarter of 2007; (ii) $0.4 million in cost improvement initiatives as a result of our streamlining undertaken during 2007; and (iii) $0.9 million of increased research and product development funding as a result of our partial deployment of long-term testing of multiple Class 1 forklifts at a customer site partially offset by: (i) $0.4 million of decreased gross margins; and (ii) $0.3 million of increased research and product development expenditures.

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•	Test Systems incurred a net loss for the nine months ended September 30, 2008 of $0.5 million, compared to $0.1 million for the nine months ended September 30, 2007, primarily related to the decision to wind up our test equipment business as well as decreased testing services revenues.

•	Corporate & Other costs were $5.5 million for the nine months ended September 30, 2008, compared to $4.2 million for the nine months ended September 30, 2007. This change is primarily attributable to: (i) $1.1 million of reduced interest income; and (ii) a $0.8 million decrease in foreign currency gains compared to the corresponding period of 2007, partially offset by: (i) $0.5 million of reduced operating costs as a result of streamlining initiatives undertaken during 2007; and (ii) $0.2 million of provincial capital tax recoveries.
Net loss per share for the three and nine months ended September 30, 2008 was $0.04 and $0.13, respectively, compared to $0.07 and $0.20 for the three and nine months ended September 30, 2007. The changes in net loss per share are predominantly the result of changes in net loss. Options granted under our stock option plan have not been included in the calculation of the diluted loss per share, as the effect would be anti-dilutive.
Weighted average number of shares outstanding during the three and nine months ended September 30, 2008 was 92,378,737 and 91,971,529, respectively (three months ended September 30, 2007, 91,765,691; nine months ended September 30, 2007 — 91,808,770). The number of common shares outstanding as at September 30, 2008 was 92,405,666 (September 30, 2007 — 91,765,691). Stock options outstanding at September 30, 2008 were 6,296,637 (September 30, 2007 — 7,488,368) of which 3,876,591 were exercisable (September 30, 2007 — 4,592,242). Deferred share units outstanding at September 30, 2008 were 627,549 (September 30, 2007 — 382,264). Restricted share units outstanding at September 30, 2008 were 1,287,500 (September 30, 2007 — nil) of which nil were exercisable (September 30, 2007 — nil).
Financial Condition, Liquidity and Capital Resources
Cash and cash equivalents, restricted cash and short-term investments were $23.3 million as at September 30, 2008, a decrease of $7.2 million from December 31, 2007. This decrease is attributable to $10.8 million of net losses (excluding non-cash items), $0.3 million of investing outflows excluding movements in short-term investments and restricted cash, partially offset by a $3.9 million decrease in non-cash working capital. The increase in non-cash working capital during the three months ended September 30, 2008 is primarily the result of the partial delivery of one substantial order for which a $4.2 million prepayment was received during the first quarter of 2008.
Cash and cash equivalents used in operating activities during the three and nine months ended September 30, 2008 were $6.8 million and $6.9 million respectively. Cash and cash equivalents used in operating activities during the three and nine months ended September 30, 2007 were $5.6 million and $21.3 million, respectively. These decreases are primarily related to decreases in non-cash working capital requirements and decreased losses from operations.
Cash and cash equivalents used in investing activities, excluding movements in short-term investments and restricted cash during the three and nine months ended September 30, 2008 were less than $0.1 million and $0.3 million, respectively, compared to $0.4 million and $0.9 million for the corresponding periods in 2007. These increases are primarily the result of decreased capital expenditures compared to the corresponding period in 2007.
Cash and cash equivalents from financing activities for the three months September 30, 2008 were $0.3 million compared to less than $0.1 million for the comparable period of 2007. Cash and cash equivalents used in financing activities for the nine months ended September 30, 2008 was less than $0.1 million compared to $0.2 million during the comparable period of 2007. These changes are primarily the result of changes in deferred research and product development grants received during the respective periods as well as funds received on exercise of stock options.

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We anticipate using our funds to develop and commercialize products primarily for near-term fuel cell and hydrogen generation applications based on anticipated market demand. Our actual funding requirements will vary depending on a variety of factors, including success in executing our business plan, progress on research and development efforts, relationships with strategic partners, commercial sales, our ability to control working capital and the results of our development and demonstration programs. We believe our existing cash balances and cash generated by, or used in, operations will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next twelve months based on the current business plan. However, we may seek to sell additional equity or arrange debt financing, which could include establishing an additional line of credit. In September 2008, we filed a base shelf prospectus in anticipation of a potential equity financing.
The “Liquidity and Capital Resources” section above contains certain forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Readers are encouraged to read the section entitled “Forward-looking Statements” in our annual information form and the section entitled “Risk Factors” in our 2008 Prospectus for a discussion of the factors that could affect our future performance.
Credit Facilities
We have $12.9 million in lines of credit available to us for operating purposes, $6.8 million of which is available to us for letters of credit. In addition, we have restricted cash of $5.4 million pledged as collateral for letters of credit for a total availability of $12.2 million for letters of credit. Letters of credit aggregating $8.0 million were issued against these lines of credit and restricted cash at September 30, 2008. These letters of credit have various expiry dates extending through to October 2011. We are in compliance with our debt covenants.
Contingencies and Contractual Obligations
We enter into repayable contribution and other research and product development arrangements with various Canadian government ministries and public sector enterprises. Under these arrangements, we have received our total eligible amount totalling $12.5 million (December 31, 2007 — $13.4 million) toward agreed upon research and development project costs. In return, these funding parties have a right to repayments of up to 4.0% of gross revenue received by us as a result of commercial exploitation of the associated technology. To date, $37.8 million in revenues from these technologies has been recognized and a repayable amount of $0.2 million has been reflected in our accounts. These arrangements will expire in stages between November 30, 2009 and March 31, 2016 or when total amounts repaid reach the utilized amount of the advance, depending on the terms of the individual contracts.
There has been no change to our contractual obligations, which are outlined in the MD&A contained in our 2007 Annual Report.
Outlook
This “Outlook” section contains certain forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Please refer to the caution regarding Forward-looking Statements on page 1 and the section entitled “Risk Factors” on page 12 of our 2008 Prospectus and Annual Report for a discussion of such risks and uncertainties and the material factors and assumptions related to the statements set forth in this section.
During 2007, we undertook two rounds of restructuring and streamlining of our operations in order to reduce our overall cost structure. A significant component of these restructuring and streamlining initiatives involved workforce reductions across all business units. The associated workforce reductions in 2007 are anticipated to represent approximately $9.2 million of annualized cost savings. In addition to the streamlining activities noted above, on November 7, 2007, our Board of Directors approved plans to wind up our fuel cell test products design, development and manufacturing business due to lower than planned gross margin and growth prospects and not achieving certain operating targets. We anticipate that the windup will take up to two years to complete from the date of the announcement as we will be required to incur costs related to severance, facility closure and warranty obligations.

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Hydrogenics Corporation

During 2008, and for the next several years, we anticipate we will continue to benefit from a series of broad trends including: (i) higher prices for oil and natural gas; (ii) increased government legislation and programs worldwide promoting alternative energy sources such as synthetic fuels, including hydrogen; (iii) increased awareness of the adverse impact of fossil fuels on our climate and environment; and (iv) the need for industrialized economies to access alternative sources of energy to reduce fossil fuel dependency. We anticipate these trends will continue and intensify in the future, allowing the benefits of hydrogen to be further demonstrated in numerous applications. We also anticipate that demands for fuel cell technology will continue to accelerate and advance the case for hydrogen as the fuel of the future.
Additional outlook commentary regarding each business unit is provided below:
Our strategy for our OnSite Generation business unit is to increase revenues from industrial hydrogen markets while pursuing opportunities in renewable energy markets and transportation. We anticipate that the continued application development of products and applications will position us to increase revenues in the industrial market and offer products for integration into larger scale renewable energy installations, such as solar and wind farms, as the demand for these large-scale renewable installations increases. Our strategy for our Power Systems business unit is to sell into early adopting markets in partnership with OEM’s as our products become more cost competitive with incumbent technologies. We believe there are near-term sales opportunities in the AC and DC backup power markets and light mobility markets as well as various military markets. Our strategy for our Test Systems business unit is to continue to effect an orderly windup of our fuel cell test products design, development and manufacturing business in accordance with our desire to focus our resources on our OnSite Generation and Power Systems business segments. Further, we no longer provided testing services beginning in the third quarter of 2008.
We expect that for the balance of 2008 and into 2009 our gross margin will benefit from operational efficiencies in our OnSite Generation business unit but will remain low relative to other businesses with more mature products. We expect this will occur as a result of: (i) the time necessary to introduce new products; (ii) the time for our Power Systems products to enter commercial markets; and (iii) our ability to improve operational efficiencies across all business units. At the same time, we have demonstrated some improvements and are aiming to continue to improve our gross margin by standardizing products, enhancing manufacturing and quality processes and reducing product costs through design and supply chain improvements. We will continue to invest in selling, general and administrative areas to address near-term market opportunities and we expect that research and product development costs will increase in the future to support product development initiatives as we commercialize products in our OnSite Generation and Power Systems business units. We expect that our level of capital expenditures will remain consistent with historical levels.
Selected Quarterly Financial Data (Unaudited)
The following table provides summary financial data for our last eight quarters:

	Quarter ended
Expressed in thousands except per share	Sep. 30	Jun. 30	Mar. 31	Dec. 31	Sep. 30	Jun. 30	Mar. 31	Dec. 31
amounts and number of shares	2008	2008	2008	2007	2007	2007	2007	2006

Revenues	$10,984	$8,790	$10,711	$11,051	$10,624	$9,465	$6,850	$9,547
Net Loss	(3,728)	(4,319)	(4,322)	(9,497)	(6,478)	(3,787)	(8,306)	(22,069)
Net Loss Per Share (Basic and Fully Diluted)	(0.04)	(0.05)	(0.05)	(0.10)	(0.07)	(0.04)	(0.09)	(0.23)
Weighted Average Common Shares Outstanding	92,378,737	91,896,686	91,896,689	91,765,691	91,765,691	91,765,691	91,896,363	91,916,466

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